

Mail Stop 4720

April 7, 2017

Eric J. Dosch
Chief Financial Officer and Treasurer
First Guaranty Bancshares, Inc.
400 East Hammond Street
Hammond, LA 70401

> **Re:** **First Guaranty Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 31, 2017**
> **File No. 333-217074**

Dear Mr. Dosch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Benjamin M. Azoff, Esq.
Luse Gorman, PC